UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G *
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13D-1(B), (C) AND (D)

AND AMENDMENTS THERETO FILED PURSUANT TO §240.13D-2.

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Lighting Science Group Corporation
(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

53224G103

(CUSIP Number)

April 27, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Koninklijke Philips Electronics N.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐ N/A.
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 4,865,811 (2)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 4,865,811 (2)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,865,811 (2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.60% (1) (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

_______________________

1	This calculation is based on 186,595,069 shares of Common Stock outstanding as of April 27, 2011 (as confirmed by the Issuer to the Reporting Person).

2	Refer to Item 4 below.

Item 1.

(a)         Name of Issuer

Lighting Science Group Corporation

(b)         Address of Issuer’s Principal Executive Offices

Building 2A, 1227 South Patrick Drive, Satellite Beach, FL 32937

Item 2.

(a)         Name of Person Filing

Koninklijke Philips Electronics N.V.

(b)         Address of Principal Business Office or, if none, Residence

Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands

(c)         Citizenship

The Netherlands

(d)         Title of Class of Securities

Common Stock, par value $.001 per share

(e)         CUSIP Number

53224G103

Item 3.                If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E), (1);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G), 2;

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Not applicable.

Item 4.              Ownership.

(a)         Amount beneficially owned:

On August 27, 2009, in connection with a litigation settlement, the Issuer issued to the Reporting Person a convertible note (the “Convertible Note”) in an aggregate amount of $5,000,000 in consideration of a $5,000,000 loan made by the Reporting Person to the Issuer.

On March 3, 2010, the Convertible Note was automatically converted into Units of the Issuer, on which date the outstanding aggregate principal and accrued interest on the Convertible Note was $5,362,465.75.  Each Unit consisted of (i) one share of the Issuer's Series D Non-Convertible Preferred Stock, and (ii) a warrant to purchase one share of the Issuer's Common Stock. After the conversion of the Convertible Note into the Units, the Reporting Person received 5,330,482 Units, which consisted of (i) 5,330,482 shares of the Issuer's Series D Non-Convertible Preferred Stock, and (ii) warrants to purchase 5,330,482 shares of the Issuer's Common Stock (the “Series D Warrants”).

Pursuant to the Stock Purchase, Exchange and Recapitalization Agreement by and among the Issuer, LSGC Holdings LLC, Pegasus Partners IV, L.P. and LED Holdings, LLC, dated September 30, 2010, all of the Issuer’s Series D Non-Convertible Preferred Stock was automatically converted into shares of the Issuer’s Common Stock upon the effectiveness of a Certificate of Amendment to the Issuer's Certificate of Incorporation that amended the Certificate of Designation concerning the Issuer's Series D Non-Convertible Preferred Stock (the "Certificate of Amendment"). The Certificate of Amendment became effective upon its filing with the Secretary of State of Delaware on December 21, 2010. As a result of that amendment, the 5,330,482 shares of Issuer's Series D Non-Convertible Preferred Stock held by the Reporting Person as of December 21, 2010 were converted into 3,506,538 shares of the Issuer’s Common Stock.

Pursuant to the Exchange Agreement between the Issuer and the Reporting Person, dated April 27, 2011 (the “Exchange Agreement”), the Reporting Person’s 5,330,482 Series D Warrants were exchanged for 1,359,273 shares of the Issuer’s Common Stock.  The foregoing description of the Exchange Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Exchange Agreement, a copy of which is filed herewith as Exhibit 1 and is hereby incorporated herein by reference

In connection with the Exchange Agreement, the Reporting Person entered into a lock-up agreement, dated April 27, 2010 (the “Lock-Up Agreement”), with Credit Suisse Securities (USA) LLC and J.P. Morgan Securities LLC.  Pursuant to the Lock-Up Agreement, among other things, the Reporting Person is restricted from selling any shares of the Issuer’s Common Stock for a period beginning on April 27, 2011 until the date that is 180 days after the public offering date to be set forth on the final prospectus contemplated to be filed by the Issuer for the public offering of the Issuer’s Common Stock (the “Lock-Up Period”). The Lock-Up Period will be automatically extended if: (1) during the last 17 days of the Lock-up Period the Issuer releases earnings results or material news or a material event; or (2) prior to the expiration of the Lock-Up Period, the Issuer announces that it will release earnings results during the 16-day period beginning on the last day of the Lock-Up Period, in which case the Lock-Up Period will be extended until the expiration of the 18-day period beginning on the release of the earnings results or announcement of the material news or material event, as applicable.  The foregoing description of the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Lock-Up Agreement, a copy of which is filed herewith as Exhibit 2 and is hereby incorporated herein by reference.

(b)         Percent of class:

As confirmed to the Reporting Person by the Issuer on April 27, 2011, there were 186,595,069 shares of Common Stock outstanding as of April 27, 2011. Based on this, the Reporting Person may be deemed to be the beneficial owner of approximately 2.6% of the total number of shares of Common Stock outstanding.

(c)         Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 4,865,811 shares

(ii)	Shared power to vote or to direct the vote: 0 shares

(iii)	Sole power to dispose or to direct the disposition of: 4,865,811 shares

(iv)	Shared power to dispose or to direct the disposition of: 0 shares

Item 5.              Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.              Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.              Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.              Identification and Classification of Members of the Group.

Not applicable.

Item 9.              Notice of Dissolution of Group.

Not applicable.

Item 10.           Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 25, 2011

KONINKLIJKE PHILIPS ELECTRONICS N.V.

By:	/s/ Michael L. Manning
Name: Michael L. Manning
Title: Attorney-In-Fact

EXHIBIT INDEX

Exhibit No.	Description
1	Exchange Agreement, dated April 27, 2011, between the Issuer and the Reporting Person.
2	Lock-Up Agreement, dated April 27, 2010, between the Reporting Person, Credit Suisse Securities (USA) LLC and J.P. Morgan Securities LLC.